Exhibit 23.2

Consent of Registered Independent Public Accounting Firm

Board of Directors

Liquidmetal Technologies, Inc.

We consent to the use of our report of Independent Registered Public Accounting Firm dated March 3, 2005 on the consolidated balance sheet as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the two years in the period ended December 31, 2004 included in Amendment No. 2 to the Registration Statement on Form S-1 [Registration No. 333-130251] to be filed on approximately July 20, 2006 registering 11,614,322 shares held by selling stockholders.  We also consent to the reference to us as experts in matters of accounting and auditing in the registration statement and prospectus.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
July 19, 2006